SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

March 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.

Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of THL Credit, Inc. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a post-effective amendment to the Company’s registration statement on Form N-2 (File No. 333-175074) (the “Registration Statement”) on March 15, 2012 for the registration of $250,000,000 of shares of its common stock, par value $0.001 per share, preferred stock, par value $0.001 per share, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights or debt securities (the “Securities”). The Registration Statement relates to the shelf offering of the Company’s Securities under Rule 415 of the Securities Act and was recently declared effective by the staff of the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2011. The Company is not registering any additional securities through this post-effective amendment to the Registration Statement.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement declared effective on October 28, 2011, except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

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